EXHIBIT 99.1

Riccardo Dell'Anna Appointed Head of SKF Group Quality and Technology Development

Riccardo Dell'Anna, currently Car Business Unit Director, Automotive Division has been appointed Senior Vice President, Group Quality and Technology Development.

He will take up his position on July 1, 2004. Riccardo Dell'Anna will report to Tom Johnstone, Group CEO and be a member of Group Management.

Mr. Dell'Anna is 49 years old and joined SKF in 1980.

Riccardo Dell'Anna replaces Henning Wittmeyer, currently Senior Vice President, Group Quality and Technology Development, who has announced his retirement from SKF on June 30 next year. From July 1, 2004 to the date of retirement, Henning Wittmeyer will serve as Group Senior Advisor on technology related matters of strategic nature and will be reporting to Tom Johnstone.

Goteborg, June 2, 2004
Aktiebolaget SKF
(publ.)

For further information, please contact:
PRESS: Lars G Malmer, SKF Group Communication, tel. +46 (0)31 337 1541, e-mail: Lars.G.Malmer@skf.com
IR: Marita Bjork, SKF Investor Relations, tel. +46 (0)31 3371994, e-mail: Marita.Bjork@skf.com

Aktiebolaget SKF, 415 50 Goteborg, tel: 031 337 1000, fax 031 337 2832, www.skf.com

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The following files are available for download:

Full release in pdf:
http://www.waymaker.net/bitonline/2004/06/02/20040602BIT20890/wkr0006.pdf